

Mail Stop 3030

May 13, 2009

Via U.S. Air Mail and Facsimile 011-41-43-317-7992

Michel Demaré
Chief Financial Officer
ABB Ltd
P.O. Box 1831
Affolternstrasse 44
CH-8050
Zurich, Switzerland

> **Re: ABB Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 10, 2009**
> **File No. 001-16429**

Dear Mr. Demaré:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Operating and Financial Review and Prospects, page 33

Application of Critical Accounting Policies, page 35

Goodwill and other intangible assets, page 39

1.   In the interest of providing readers with a better insight into management's
        judgments into accounting for goodwill, please tell us and consider disclosing the
        following in future filings:

        ·   The reporting unit level at which you test goodwill for impairment and
                your basis for that determination.
        ·   Each of the valuation methodologies used to value goodwill (if multiple
                approaches are used), including sufficient information to enable a reader
                to understand how each of the methods used differ, the assumed benefits
                of a valuation prepared under each method, and why management selected
                these methods as being the most meaningful for the company in preparing
                the goodwill impairment analyses.
        ·   How you weight each of the methods used including the basis for that
                weighting (if multiple approaches are used).
        ·   A qualitative and quantitative description of the material assumptions used
                and a sensitivity analysis of those assumptions based upon reasonably
                likely changes.
        ·   If applicable, how the assumptions and methodologies used for valuing
                goodwill in the current year have changed since the prior year highlighting
                the impact of any changes.

2.   We note that you record any goodwill impairment charges in other income
        (expense), net, in your consolidated income statements, unless it is related to a
        discontinued operation, in which case the charge is recorded in income (loss)
        from discontinued operations, net of tax. In future filings, consistent with
        paragraph 43 of SFAS 142, please present the aggregate amount of goodwill
        impairment losses as a separate line item in the income statement before the
        subtotal income from continuing operations (or similar caption) unless a goodwill
        impairment loss is associated with a discontinued operation in which case you
        should present a goodwill impairment loss (on a net-of-tax basis) within the
        results of discontinued operations.

Note 2. Significant Accounting Policy, page F-9

Goodwill and Other Intangible Assets, page F-13

3.   Please revise future filings to briefly explain how you apply the two-step method
        under SFAS 142 in determining the amount, if any, of goodwill impairment
        losses. We note your disclosure on page 39.

Note 15. Commitments and Contingencies, page F-41

4.   Please tell us and disclose in future filings, if applicable, whether your
        environmental contingency accrual is measured on a discounted basis. Please
        refer to the disclosures required by SOP 96-1 and Question 1 of SAB Topic 5.Y.

5.   We note that the accrual for your regulatory, compliance and legal contingencies
        increased from $140 million in 2007 to $795 million in 2008. Please show us the
        significant components of this increase and tell us the reasons for the charges in
        2008. Tell us how you considered the disclosures required by paragraphs 9 and
        10 of SFAS 5 and SAB Topic 5:Y. For example, please discuss how you
        considered disclosing the following:

        - Material components of the accruals and significant assumptions
          underlying estimates;
        - Circumstances affecting the reliability and precision of loss estimates;
        - The time frame over which the accrued or presently unrecognized amounts
          may be paid out; and
        - The extent to which unasserted claims are reflected in any accrual or may
          affect the magnitude of the contingency.

6.   Further, please tell us how you considered the disclosure requirements of Item 5
        of Form 20-F and SAB Topic 5:Y in determining the disclosures presented with
        respect to the charges in 2008 related to regulatory, compliance and legal
        contingencies. We note the disclosures on pages 52, 69 and 74 which refer the
        reader to Note 15.

Note 16. Taxes, page F-49

7.   We note that in presenting your tax rate reconciliation that you use a weighted average tax rate that results from applying each subsidiary's statutory income tax rate to the income from continuing operations before taxes and minority interest. Please tell us how you considered paragraph 47 of SFAS 109 which requires disclosure of a reconciliation using the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations.

8.   Please tell us the reasons for the significant change in your valuation allowance in 2008 and 2007. In this regard, please tell us the nature of the change in circumstances that caused a change in your judgment about the realizability of the related deferred tax asset in future years. Refer to paragraphs 17(e), 23 – 25, 26 and 47 of SFAS 109.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Brian Cascio
Accounting Branch Chief